UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Vsource, Inc.

(Name of Subject Company (Issuer))

Vsource, Inc. (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series 1-A Convertible Preferred Stock

Series 2-A Convertible Preferred Stock

Series 4-A Convertible Preferred Stock

(Title of Class of Securities)

92908B 30 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Phillip E. Kelly

Chief Executive Officer

Vsource, Inc.

7855 Ivanhoe Avenue, Suite 200

La Jolla, CA 92037

(858) 551-2920

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies To:

Brooks Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Suite 4400

Chicago, IL 60606-5096

312-984-7594

CALCULATION OF FILING FEE

TRANSACTION VALUATION:	AMOUNT OF FILING FEE:
$15,812,275	$2,003.42

(1)	Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon the proposed purchase price of the securities being issued in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $2,003.42

FORM OR REGISTRATION NO.: Schedule 14C

FILING PARTY: Vsource,

Inc DATE FILED: July 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO originally filed by Vsource, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 18, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on November 3, 2004 (“Amendment No. 1”) and Amendment No. 2 to the Tender Offer Statement filed with the Commission on November 12, 2004 (“Amendment No. 2”) in connection with the Company’s offer to exchange all outstanding shares of its Series 1-A Convertible Preferred Stock, Series 2-A Convertible Preferred Stock and Series 4-A Convertible Preferred Stock for shares of a new wholly owned subsidiary.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e–4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Circular, and the Information Statement, which were previously filed as Exhibit to the Schedule TO, Amendment No. 1 and Amendment No. 2, are incorporated in this Amendment No. 3 to Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

On November 22, 2004, the Company announced the final results of the Exchange Offer, which expired at 5:00 P.M. (Pacific Standard Time) on Friday, November 19, 2004.

During the offer period 877,408 shares of Series 1-A Preferred Stock, 330,344 shares of Series 2-A Preferred Stock and 17,364 Shares of Series 4-A Preferred Stock were properly tendered and not withdrawn. The securities tendered represent 92.8% of the outstanding Series 1-A Preferred Stock, 98.8% of the outstanding Series 2-A Preferred Stock and 100% of the outstanding Series 4-A Preferred Stock. The Company has accepted all of the tendered shares.

ITEM 12         EXHIBITS.

(a)(7)        Press Release, dated November 22, 2004

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VSOURCE, INC.

	By:	/s/ Dennis M. Smith
	Name:	Dennis M. Smith
	Title:	Chief Financial Officer
Dated: November 23, 2004